Stoecklein Law Group, LLP
Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

June 20, 2012

John Dana Brown
Staff Attorney
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re:           Giggles N Hugs, Inc.
Amendment No. 2 to Form 8-K
Filed May 3, 2012
File No. 000-53948

Dear Mr. Brown,

Due to time constraints we are requesting until June 29, 2012 to respond to your comment letter dated May 21, 2012 and amend and file the Company’s Form 8-K/A No. 2 (filed May 3, 2012), referenced above.

Feel free to contact me if you have any questions regarding this request.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein

cc: Giggles N Hugs, Inc.